Yunqi Capital Issues Letter to STAAR Surgical Board Opposing Adjournment of the Special Meeting and Calling for the Company to Move Beyond the Proposed Merger with Alcon

STAAR Should Not Delay the Inevitable and Should Let Shareholders Vote

Company Should Not Commence a New "Go Shop" Period or Run a Rushed Sales Process

HONG KONG, October 25, 2025 – Yunqi Capital Limited (together with its affiliates and the funds it advises, "Yunqi Capital"), an investment management firm and 5.1% shareholder of STAAR Surgical Company ("STAAR" or the "Company") (NASDAQ:STAA), today released the following letter to the Board of Directors of STAAR after the decision by STAAR Surgical and Alcon Inc. (SIX/NYSE:ALC) to adjourn STAAR's Special Meeting of Stockholders to vote on the proposed sale to Alcon on the terms announced on August 5, 2025.

The text of the letter to the Board is as follows:

October 25, 2025

STAAR Surgical Company
25510 Commercentre Drive
Lake Forest, CA 92630

Dear Members of the Board:

We are writing to express our disappointment over the Board's decision to adjourn the Special Meeting of Stockholders until November 6, 2025. Extending the timeline prolongs uncertainty about STAAR's future and delays the Board and management team from implementing a clear strategy to accelerate the Company's momentum, particularly in its largest market of China.

We are also concerned that the Board and Alcon did not communicate a reason for the adjournment. That makes us worry they will use the time window created by this adjournment to amend the existing merger agreement in some manner to try and appear proactive and appeal to shareholders. We believe such efforts would be illusory and would not address any of the fundamental concerns we and other shareholders have been voicing since announcement, and we remind the Company that shareholders will not be appeased by such desperate measures.

Continuing a process while Alcon's opportunistic $28 per share offer remains outstanding will act as a deterrent for new bidders, and will taint the bidding process. In our view, running a rushed sales process from a position of weakness is unlikely to yield credible interest that offers fair value for STAAR. The Company's negotiating power would inevitably be impacted by the low, baseline reference point of Alcon's $28 offer and its predatory terms. Furthermore, based on recent disclosures of the Company, we believe certain members of the Board and management team are conflicted in light of the Alcon transaction and should not be involved in seeking competing offers.

If the Board is serious about securing fair value for shareholders, it should wait until the merger agreement with Alcon is ended and then initiate a disciplined strategic alternatives review at an appropriate time and from a position of strength. Not when it's best for counterparties, but when it's best for STAAR. We believe this new process should include a comprehensive market canvass, provide potential counterparties sufficient time to conduct due diligence, and actively engage both strategic buyers and financial sponsors.

Based on our most recent on-the-ground analysis, the market conditions for ICL in China are continuing to improve, which demonstrates increased demand from STAAR's end customers. We estimate that STAAR is seeing double-digit end demand growth in China during the last couple of months, something that the Company has not experienced in some time. However, if STAAR were to consummate a transaction under the existing Alcon framework, shareholders would not benefit from these positive market trends. We urge STAAR to report its current and historical in-market ICL sales volume from its distributors to their customers (i.e., eye surgery providers). This data will show the health of STAAR's business in China from a demand perspective. That would put to rest management speculations about less optimistic trends for ICL in China and let the data speak for itself. We think this data, which has been withheld from shareholders to date, would be a material factor for shareholders in making future voting decisions.

We remain confident in STAAR's long-term prospects and its ability to deliver strong revenue growth and profitability in 2026. We look forward to working constructively with the Board and management team to realize the significant value that we believe STAAR can deliver.

Sincerely,

Christopher M. Wang
Founder and Chief Investment Officer
Yunqi Capital Limited

About Yunqi Capital
Yunqi Capital is a Hong Kong headquartered investment manager with over US$250 million in assets under management. The firm deploys a fundamental long-short equity strategy, with a concentrated portfolio, that is primarily invested in the equity securities of companies with a significant China connection. Yunqi Capital is led by CIO Chris Wang, an experienced portfolio manager with a strong track record of generating attractive returns on capital, controlling portfolio risk and managing investment teams.

Disclaimers

The information contained or referenced herein is for information purposes only in order to provide the views of Yunqi Capital and the matters which Yunqi Capital believes to be of concern to stockholders described herein. The information is not tailored to specific investment objectives, the financial situations, suitability, or particular need of any specific person(s) who may receive the information, and should not be taken as advice in considering the merits of any investment decision. The views expressed herein represent the views and opinions of Yunqi Capital, whose opinions may change at any time and which are based on analyses of Yunqi Capital and its advisors. In addition, the information contained herein is being publicly disclosed without prejudice and shall not be construed to prejudice any of Yunqi Capital's rights, demands, grounds and/or remedies under any contract and/or law.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects", "anticipates", "believes", "in our view", "from our perspective", "intends", "estimates", "plans", "will be", "would" and similar expressions. Although Yunqi Capital believes that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Yunqi Capital or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company's public filings with the U.S. Securities and Exchange Commission, including those listed under "Risk Factors" in annual reports on Form 10-K and quarterly reports on Form 10-Q and those related to the pending transaction involving the Company. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Yunqi Capital does not undertake any obligation to update or revise any forward-looking information or statements. Certain information included in this material is based on data obtained from sources considered to be reliable. Any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and, unless required by law, are subject to revision without notice.

Funds and investment vehicles (collectively, the "Yunqi Funds") managed or advised by Yunqi Capital currently beneficially own shares of the Company. The Yunqi Funds are in the business of trading (i.e., buying and selling) securities and intend to continue trading in the securities of the Company. You should assume the Yunqi Funds will from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Yunqi Capital's beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Yunqi Capital's views of the pending transaction or the Company's business, prospects, or valuations (including the market price of the Company shares), including, without limitation, other investment opportunities available to Yunqi Capital, concentration of positions in the portfolios managed by Yunqi Capital, conditions in the securities markets, and general economic and industry conditions. Without limiting the generality of the foregoing, in the event of a change in the Company's share price on or following the date hereof, the Yunqi

Funds may buy additional shares or sell all or a portion of their holdings of the Company (including, in each case, by trading in options, puts, calls, swaps, or other derivative instruments). Yunqi Capital also reserves the right to change the opinions expressed herein and its intentions with respect to its investments in the Company, and to take any actions with respect to its investments in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

Contact
Chris Wang
cwang@yunqipath.com